

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

Via E-mail
Richard N. Baer
Senior Vice President and General Counsel
Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112

> **Re:** **Liberty Broadband Corporation**
> **Registration Statement on Form S-1**
> **Filed July 25, 2014**
> **File No. 333-197619**

Dear Mr. Baer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note numerous blank spaces throughout the prospectus. Note that we may have additional comments once you have provided this disclosure.

Registration Statement Cover Page

2. Add and check the Rule 415 box on your registration statement cover page. See Rule 415(a)(iii) under the Securities Act.

Summary, page 1

Recent Developments, page 2

3. Please disclose that as a result of the merger between SpinCo and New Charter, it is expected that New Charter will own approximately 33% of SpinCo and SpinCo shareholders, comprised of Comcast shareholders (including legacy TWC shareholders), will own approximately 13% of New Charter.

The Rights Offering, page 9

Q: May I transfer my Series C Rights if I do not want to purchase any shares, page 12

4. Please define "sufficient amount of time" prior to the expiration of the rights.

Risk Factors, page 14

Factors Relating to Our Corporate History and Structure, page 14

We may become subject to the Investment Company Act of 1940, page 16

5. We note your disclosure that you do not believe you are an investment company under the Investment Company Act of 1940 and plan to conduct your activities so you will not be deemed to be an investment company. However, please provide us with an analysis, including citations to Section 3(a)(1) and Rule 3a-1 under the 1940 Act and other applicable authority, supporting your conclusion that you need not register as an investment company under the 1940 Act. Please discuss which subsidiaries are wholly-owned, majority-owned or otherwise, and the value you assign to each. Please also discuss any effect consummation of the Comcast Transactions will have on the analysis.

Cautionary Statements Concerning Forward Looking Statements, page 49

6. We note your disclosure on page 50. Your statement to disclaim any obligation to update or otherwise revise forward-looking statements is too broad. Please make clear that your obligation to update is conditioned upon your obligations under the federal securities laws and awareness of material events or omissions that would require you to update your disclosure.

The Rights Offering, page 59

7. We note that you intend on press releasing the determination of the subscription price, the commencement of the rights offering and scheduled expiration date. However, this information is part of your plan of distribution and must be included in the prospectus. Please revise to make clear that this information will be filed in a post-effective

amendment declared effective prior to the commencement of the rights offering. Also, please advise how this information will be conveyed to rights holders.

Management's Discussion and Analysis…, page 100

Results of Operations—Combined—March 31, 2014 and 2013, page 102

8. Please expand to discuss the reasons for the material changes in your GAAP operating and selling, general and administrative expenses and whether you expect any trends to continue or change and the reasons why. Include in your discussion why your cost of goods sold decreased significantly in the current interim period as compared to the comparable prior interim period.

Share of earnings (losses) of affiliates, pages 104 and 109

9. Please disclose the amount included in your share of losses attributable to the amortization of the excess basis of your investment in Charter.

Realized and unrealized gains (losses) on financial instruments, net, pages 105 and 111

10. For all periods discussed, please enhance your disclosures by clarifying and quantifying how a decline in the fair value of Charter warrants and in your investment in TWC shares and outstanding call options resulted in gains/losses that are significantly different from those reported in previous periods.

Gain (loss) on dilution of investment in affiliate, pages 106 and 111

11. For all periods discussed, please explain and quantify how Charter warrant and stock option exercises at a price below Broadband's book basis per share resulted in losses disclosed, and clarify how these losses differ from your losses on financial instruments.

Results of Operations—Combined—December 31, 2013, 2012 and 2011, page 107

12. Please expand to discuss the reasons for the material changes in your GAAP operating and selling, general and administrative expenses and whether you expect any trends to continue or change and the reasons why. Include in your discussion why your cost of goods sold excluding the inventory write-offs increased significantly in the current year as compared to 2012.

Combined Financial Statements of Liberty Broadband Corporation as of December 31, 2013, 2012 and 2011, page F-1

Note (2) Summary of Significant Accounting Policies, page F-10

Derivative Instruments and Hedging Activities, page F-10

13. Please identify the derivative instruments which have their fair values estimated using the Black-Scholes model. Furthermore, please quantify the variables used in the model.

Inventory, page F-11

14. We note your significant write-down of inventory in 2012. Please tell us why the write-down was not separately presented on the face of the combined statements of operations pursuant to ASC 330-10-50-2.

Pro Forma Earnings per Share (EPS), page F-18

15. Please tell us why you believe that it is appropriate to present pro forma basic net earnings (loss) per common share for all periods presented. In this regard, we note that Article 11 of Regulation S-X limit the presentation of pro forma earnings per share to the most recent fiscal year and interim period.

Note (3) Assets and Liabilities Measured at Fair Value, page F-19

16. Please clarify and identify the nature of derivative assets and liabilities in your tabular presentation.

17. In addition to financial statement footnote disclosures, registrants also must comply with Item 305 of Regulation S-K. Please provide us with additional information to show how you have complied with the provisions of Item 305. Specifically, tell us each market risk exposure category you have identified and, for each market risk exposure category identified, tell us where you have provided the quantitative disclosures set forth in Item 305(a) of Regulation S-K.

Note (5) Investments in Affiliates Accounted for Using the Equity Method, page F-20

Charter Communications, Inc., page F-21

18. We note that the summarized financial information is unaudited. We believe such information should be audited. Please revise or advise.

Financial Statements of Charter Communications, Inc. as of December 31, 2013, 2012 and 2011, page F-54

Note 2. Summary of Significant Accounting Policies

Segments, page F-65

 19. Please revise to complete the last sentence in the disclosure.

Exhibit Index, page II-10

 20. Please file your $320 million credit arrangement.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joe Cascarano, Staff Accountant, (202) 551-3376, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        /s/ Larry Spirgel

                                                        Larry Spirgel
                                                        Assistant Director

cc: <u>Via E-mail</u>
        Wade Haufschild
        Liberty Broadband Corporation

        Renee L. Wilm
        Katherine C. Jewell
        Baker Botts L.L.P.